---------------------------- TROUTMAN SANDERS LLP -----------------------

                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP

                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Brett R. Baker                                          Direct Dial:212-704-6028
brett.baker@troutmansanders.com                         Fax:        212-704-5909

                                 April 28, 2005

Via EDGAR Correspondence
  and Federal Express

Ms. Kari Jin
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0303

RE:      Xybernaut Corporation (the "Company")
         Item 4.02 of Form 8-K
         Filed on April 11, 2005
         Your File No. 000-21013

Dear Ms. Jin:

         We are counsel to the Company and are responding to the comments which relate to the Company's Form 8-K (the "Form 8-K"), filed with the Securities and Exchange Commission on April 11, 2005, which comments were contained in a letter from you to Bruce Hayden, Senior Vice President and Chief Financial Officer of the Company, dated April 25, 2005 (the "Comment Letter"). The numbered paragraphs in this letter correspond to the bullet points contained in the Comment Letter.

         1. The Form 8-K has been revised as set forth on page 2 of the Form 8-K/A Amendment No. 1 to provide a course of action with respect to the filing of the Company's Form 10-K for the fiscal year ended December 31, 2004 and amended Form 10-K for the fiscal year ended December 31, 2003.

         2. The Form 8-K has been revised as set forth on page 2 of the Form 8-K/A Amendment No. 1 to provide that the audit committee discussed with the independent accountant, Grant Thornton LLP, the matters disclosed in Item 4.02 of the Form 8-K.



           ATLANTA o HONG KONG o LONDON o NEW YORK o NORFOLK o RALEIGH RICHMOND o TYSONS CORNER o VIRGINIA BEACH o WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


Ms. Kari Jin
April 28, 2005
Page 2

         3. The Form 8-K has been revised as set forth on page 2 of the Form 8-K/A Amendment No. 1 to include a letter from Grant Thornton LLP stating that it agrees with the statements made by the Company in Item 4.02 of the Form 8-K.

         Should you have any further questions or comments in connection with the foregoing, please feel free to contact the undersigned at (212) 704-6028.

                                                     Very truly yours,

                                                     /s/ Brett R. Baker
                                                     Brett R. Baker


cc:      Mr. Bruce Hayden